SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 1

Novamerican Steel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66986M 100

(CUSIP Number)

Corrado De Gasperis

Novamerican Steel Inc.

1050 University Avenue

Norwood, MA 02062

781-762-0123

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 66986M 100	13D/A	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Corrado De Gasperis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,942,497
	8.	SHARED VOTING POWER 3,387
	9.	SOLE DISPOSITIVE POWER 1,942,497
	10.	SHARED DISPOSITIVE POWER 3,387
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,945,884
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14.		TYPE OF REPORTING PERSON IN

Introduction

This Amendment No. 1 amends and supplements the Schedule 13D filed on March 21, 2007 by Corrado De Gasperis relating to the Common Stock, par value $.001 per share of Novamerican Steel Inc., f/k/a Symmetry Holdings Inc.

CUSIP No. 66986M 100	13D/A	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This Schedule 13D/A, as amended hereby, relates to Common Stock, par value $0.001 per shares (the “Common Stock”) issued by Novamerican Steel Inc., f/k/a Symmetry Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1050 University Avenue, Norwood, MA 02062.

Item 2.	Identity and Background.

(a)	This Schedule 13D/A is being filed by Corrado De Gasperis. (“De Gasperis”).
(b)	The business address of De Gasperis is 1050 University Avenue, Norwood, MA 02062.
(c)

De Gasperis directly acquired 1,875,000 shares of Common Stock on April 26, 2006 in connection with the Issuer’s formation and warrants to purchase 277,777 shares of Common Stock on March 5, 2007. De Gasperis indirectly acquired 2,725 shares of Common Stock and warrants to purchase 2,725 shares of Common Stock owned by his spouse, all of which shares and warrants were purchased on the open market on March 12, 2007. De Gasperis is the Chief Executive Officer of the Issuer.

(d)	During the last five years, De Gasperis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, De Gasperis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	De Gasperis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 26, 2006, De Gasperis acquired 375 shares of Common Stock at a purchase price of $5.00 per share, for an aggregate purchase price of $1,875. De Gasperis financed this purchase through the use of his personal funds. On June 26, 2006, the Issuer conducted a 5,000 to 1 stock split, resulting in De Gasperis’s ownership of 1,875,000 shares.

On March 5, 2007, De Gasperis purchased 277,777 warrants to purchase one share of Common Stock per warrant at $0.90 per warrant, for an aggregate purchase price of $249,999.30. De Gasperis financed this purchase through the use of his personal funds.

On March 12, 2007, De Gasperis’s spouse purchased 2,725 units, each consisting of one share of Common Stock and a warrant to purchase one share of Common Stock, in the open market at a purchase price of $8.01 per unit, for an aggregate purchase price of $21,827.25. Such purchase was financed through the use of her personal funds.

CUSIP No. 66986M 100	13D/A	Page 4 of 7 Pages

On July 24, 2008, pursuant to exchange agreements with the Issuer, De Gasperis and his spouse each agreed to exchange all of their warrants for Common Stock at a ratio of one share of Common Stock per 4.115384615 warrants surrendered. De Gasperis will receive 67,497 shares of Common Stock in exchange for his 277,777 warrants and his spouse will receive 662 shares of Common Stock in exchange for her 2,725 warrants. No additional consideration was paid. De Gasperis no longer beneficially owns any warrants.

Item 4.	Purpose of Transaction.

The shares of Common Stock were acquired by De Gasperis for investment purposes.

De Gasperis does not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

CUSIP No. 66986M 100	13D/A	Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, De Gasperis may be deemed to be the direct beneficial owner of 1,942,497 shares of Common Stock, over which he has sole voting and sole dispositive power, and the indirect beneficial owner of 3,387 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by his spouse, as more fully described in Item 2(c) above. The 1,945,884 shares of Common Stock beneficially owned by De Gasperis represent 8.2% of the issued and outstanding shares of Common Stock, based on 23,813,079 shares to be issued and outstanding after the issuance of 2,360,775 shares of Common Stock, which number includes the shares to be issued to De Gasperis and his spouse, that the Issuer agreed on July 24, 2008 to issue pursuant to various exchange agreements.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by De Gasperis during the past sixty days:

Purchaser	Date	Amount Bought (Sold)	Price Per Share	Where and HowEffected
Corrado De Gasperis	7/24/2008	67,497 shares of Common Stock	Exchange of warrants for Common Stock	Private exchange with Issuer
Helen De Gasperis (spouse)	7/24/2008	662 shares of Common Stock	Exchange of warrants for Common Stock	Private exchange with Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
10.1	Form of Exchange Agreement between Novamerican Steel Inc. and each of Corrado De Gasperis and Helen De Gasperis.
24.1	Power of Attorney (previously filed).

CUSIP No. 66986M 100	13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2008	/s/ Karen G. Narwold
Name: Karen G. Narwold Title: Attorney-in-Fact

CUSIP No. 66986M 100	13D/A	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Exchange Agreement between Novamerican Steel Inc. and each of Corrado De Gasperis and Helen De Gasperis.
24.1	Power of Attorney (previously filed).